                                                                       EXHIBIT 1

                           INFORM  ENLIGHTEN  ENTERTAIN

                                     [LOGO]
                                 CANWEST GLOBAL
                              COMMUNICATIONS CORP.

                             [CANWEST GLOBAL LOGO]
                         INTERIM REPORT TO SHAREHOLDERS

                     FOR THE NINE MONTHS ENDED MAY 31, 2005

                                                                          [LOGO]

TO THE SHAREHOLDERS OF
CANWEST GLOBAL COMMUNICATIONS CORP.

Through the first three quarters of fiscal 2005, CanWest's results reflect significant increases in EBITDA as compared to the same period in the previous year. This growth has been fueled primarily by excellent performance of our international operations, particularly the South Pacific television, radio and out-of-home advertising properties. Results from Canadian operations reflected growth in publishing and television revenues with a small increase in EBITDA in publishing as a result of higher revenues offset by losses of the new publications businesses in development and a decrease in EBITDA in television primarily as of result of an increased investment in television programming and promotion to rebuild audience ratings.

      The results for the nine months ended May 31, 2005 reflect the impacts of continued repayment and refinancing of debt, including a 25% decrease in interest expense as well as significant one time costs related to refinancing activities.

      In New Zealand, TVWorks achieved strong third quarter growth while absorbing the additional start-up costs associated with launching a new flagship current affairs program Campbell Live, and re-launching the nightly 3 News. Strong ratings for both programs bode well for the remainder of the fiscal year. RadioWorks, CanWest's New Zealand radio operation also reported solid earnings growth while absorbing costs associated with the start-up of Radio Live, a new all talk radio network, and Kiwi FM, New Zealand's first all-domestic music radio network.

      In Australia, both television and out-of-home advertising operations generated solid financial results. Network TEN again led in its target young adult demographic of 16-39 year olds. Ratings continue to build through the reporting period and into the fourth quarter, as most popular programs, such as Big Brother, generated growing traction with viewers. During the most recent ratings week, ended July 9, TEN scored 7 of the top 10 shows, and 12 of the top 20 among viewers in its young adult target audience. Eye Corp., the Company's out-of-home advertising company maintained its upward growth momentum with a 38% increase in revenues and a 43% increase in EBITDA for the quarter, compared to the same period last year.

      These excellent results led to TEN's announcement in June of a dividend that resulted in distributions of A$47.6 million paid to CanWest in July, 2005.

      The Republic of Ireland's TV3 continued its solid performance with a 43% EBITDA increase on 10% revenue growth for the quarter ended May 31, 2005.

      In Canada, publishing operations reported a 4% increase in revenues for the quarter and a small increase in EBITDA in publishing as a result of higher revenues offset by losses of the new publications businesses in development, being the free-sheet magazine Dose, distributed in five Canadian cities and CanWest's joint venture with Torstar and Metro SA under which CanWest holds a one-third interest in free-sheet Metro which launched in Vancouver and Ottawa. Both new publications launched during March and April. The Company continued to make positive movement in a legal dispute over the acquisition of the Jerusalem Post and its affiliated publications. In June, a Federal Court in New York issued a preliminary injunction in CanWest's favour that prevents any significant transactions that would affect CanWest's interests from occurring at the Israeli properties until the completion of an arbitration process underway in the US.

      Canadian television continues to overhaul its prime time schedule which has slipped to second place overall in ratings. Subsequent to the end of the quarter, the Global and CH networks acquired a number of new programs for the fall season, among them, highly anticipated dramas Prison Break and E-Ring starring Benjamin Bratt and Dennis Hopper; Head Cases starring Chris O'Donnell and ensemble dramas Reunion and Sex, Lies and Secrets. In addition the two networks acquired new half-hour comedies including My Name is Earl, and Out of Practice, starring Henry Winkler and Stockard Channing. Canadian television also announced the launch of a number of new domestic productions including Falcon Beach, House & Home with Lynda Reeves, and ReGenesis among others.

      On April 29th, CanWest Entertainment International Division announced an agreement to sell its international film and television program receivables and rights. The transaction is expected to close in July 2005.

      During the quarter the Company also announced several significant appointments. In April, David Drybrough, F.C.A., was named interim Chair of the Board of Directors replacing the Hon. Frank McKenna who resigned from the Board to take up his diplomatic appointment as Canadian Ambassador to the United States. The Company also appointed two new independent directors to the Board, Lisa Pankratz, CA, CFA, of Vancouver and Derek Burney, OC, of Ottawa. Both have outstanding reputations and bring a wealth of relevant experience to the CanWest Board of Directors.

      Following the end of the reporting period, CanWest announced the appointment of Peter Viner, a long- time CanWest executive, as President, CanWest MediaWorks, its Canadian media operations. Mr. Viner brings an intimate knowledge of the Company and the Canadian media industry to the position and has the full confidence of the Board of Directors to move CanWest's Canadian media operations forward.

Respectfully Submitted
Leonard J. Asper
President and Chief Executive Officer

                                         CWG 2005 INFORM : ENLIGHTEN : ENTERTAIN

MANAGEMENT DISCUSSION AND ANALYSIS
JULY 13, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

      This interim discussion should be read in conjunction with the Management Discussion and Analysis contained in our annual report for the year ended August 31, 2004, which is filed on SEDAR at www.sedar.com.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

TELEVISION BROADCAST

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

      We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

      Following a 7% decline in advertising revenue in fiscal 2004 for Canadian television, advertising revenues have increased by 1% for the nine months ended May 31, 2005, compared to the same period in fiscal 2004. The revenue decrease in 2004 reflected a slight reduction in television advertising purchases in general as well as loss of market share resulting primarily from reduced ratings performance. The advertising sales increases in fiscal 2005 were led by strong increases in sales in the packaged goods sector somewhat offset by decreases in the automotive and entertainment sectors. As our ratings and audience share have not improved, we do not expect growth in our television revenues for the remainder of the year relative to the same period in 2004.

      Our Australian television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, with local currency revenues up by 13%. The effect of the weakening local currency relative to the Canadian dollar offset the local currency increases in revenue for the nine months ended May 31, 2005 by 4%. For the remainder of fiscal 2005, we expect Network TEN to continue its growth relative to prior years but at a lower growth rate than in the first nine months of the year reflecting a slowing in the advertising market. Our New Zealand television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004 with local currency revenues up by 12%. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 2% revenue increase for New Zealand, when the local currency is converted into Canadian dollars. We expect revenue growth for the remainder of fiscal 2005 to reflect growth similar to that achieved in the first nine months. In our Irish television segment, revenues in local currency for the nine months ended May 31, 2005 showed growth of 13%, as compared to the same period last year.

      Our principal television broadcast operating expenses are programming costs and employee salaries. For the nine months ended May 31, 2005, segment operating expenses increased by 3% in Canada as compared to the same period last year, primarily as a result of increased promotion and programming costs. In Canada, we expect this trend to continue throughout the remainder of fiscal 2005 as we continue to invest in our program schedule. For the nine months ended May 31, 2005, segment operating expenses in local currency, in Australia, increased by 8% as compared to the same period last year, reflecting increased programming costs. In New Zealand, segment operating expenses for the nine months in local currency increased by 8%, as compared to the same period in

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS
JULY 13, 2005

the prior year as a result of increased programming costs. We expect that the trend in the first nine months of the fiscal year will continue for the remainder of fiscal 2005. For the nine months ended May 31, 2005, our Irish broadcasting operation segment operating expenses increased 3%, as compared to the same period last year.

PUBLISHING AND ONLINE

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

      Combined advertising and circulation revenues for our newspapers were 3% higher in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004. The advertising increase for the nine months resulted from increases in pricing as lineage was slightly reduced from the prior year. For the remainder of fiscal 2005, when compared to the same period in the prior year, we expect moderate growth in revenue reflecting price increases with the lineage remaining relatively flat. Circulation revenues were flat in the nine months ended May 31, 2005 as compared to the same period in the prior year as declines in circulation were offset by higher per copy revenue. We expect that circulation revenues, which make up approximately 20% of total newspaper revenues, will remain flat in the remainder of fiscal 2005 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions, which were launched in all of our major markets in fiscal 2004, and maintaining a higher per copy revenue.

      Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses increased by 4% in the nine months ended May 31, 2005, primarily as the result of increased payroll costs. Our newsprint, ink and outside printing expenditures for the nine months ended May 31, 2005 decreased by approximately 3% as a result of reduced pricing and a reduction in consumption. We expect our cost of newsprint to remain relatively constant for the remainder of fiscal 2005.

RADIO BROADCAST

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues increased 7%, in local currency for the nine months ended May 31, 2005, as compared to the same period in the prior fiscal year reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for the nine months. We expect revenues in local currencies to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004 and 2005.

      The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses in local currency increased 11% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM. As a result of the strengthened New Zealand currency, this increase was 13% for the nine months in Canadian dollars.

OUTDOOR ADVERTISING

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased by 41% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, in part reflecting the acquisition of the remaining 50% interest in the Eye Shop subsidiary. As well, airport terminal advertising sales have increased with increased air travel and increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 78% as a percentage of revenues for the nine months ended May 31, 2005 from 82% from the same period in fiscal 2004. We expect that growth in revenues and expenses of our outdoor advertising segment will continue at approximately the same rate for the remainder of fiscal 2005.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand, and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the Euro respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies.

                                         CWG 2005 INFORM : ENLIGHTEN : ENTERTAIN

An increase in the Canadian dollar has the opposite effect. During the nine months of fiscal 2005, the Canadian dollar appreciated against the Australian dollar by 4%, and declined against the New Zealand dollar by 2%. The Canadian dollar/ Euro rate remained relatively constant for the period.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING
POLICIES AND ESTIMATES

Effective September 1, 2004 we implemented AcG-15 "Consolidation of Variable Interest Entities" and, as a result, the Company has consolidated the operations of the TEN Group. There are no other significant changes in the Company's accounting policies or estimates since August 31, 2004 as described in the Management Discussion and Analysis in the Company's 2004 Annual Report.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Standards Board of the CICA issued AcG-15, Consolidation of Variable Interest Entities. We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, effective September 1, 2004, we have consolidated the results of TEN Group. We previously used the equity method to account for our interest in TEN Group. The consolidation of TEN Group has had a significant impact on our revenues, expenses, assets and liabilities. There was no impact on our shareholders' equity. The impact of the consolidation of TEN Group is disclosed in note 1 of our interim consolidated financial statements. In addition, the restatement of all the previous quarters is presented in Restated Quarterly Financial Results of the Management Discussion and Analysis. On implementation of AcG-15 we determined that an immaterial entity that was previously consolidated should be excluded from our consolidation effective September 1, 2004.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the three months ended May 31, 2005 and May 31, 2004. See note 13 to our interim consolidated financial statements:

                                      REVENUE        SEGMENT OPERATING PROFIT
                                -------------------  -------------------------
                                 2005      2004         2005         2004
                                 $000      $000         $000         $000
                                         Revised(1)                 Revised(1)
OPERATING SEGMENTS
Publishing and Online - Canada  323,383    311,419      74,956         74,269
                                -------    -------     -------        -------
Television
  Canada                        200,696    207,483      56,849         61,322
  Australia - Network TEN       194,452    188,766      52,929         55,491
  New Zealand                    30,948     26,610       6,023          4,748
  Ireland                        10,386      9,423       4,288          2,993
                                -------    -------     -------        -------
Total television                436,482    432,282     120,089        124,554

Radio - New Zealand              23,054     20,833       5,120          5,927
Outdoor - Australia              26,803     19,407       5,327          3,737
Corporate and other                   -          -      (7,878)        (6,120)
                                -------    -------     -------        -------
Total                           809,722    783,941     197,614        202,367
                                =======    =======     =======        =======

(1) See note 1 to our interim consolidated financial statements

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

OPERATING RESULTS

INTRODUCTORY NOTE

- SEGMENT OPERATING PROFIT. In the discussion that follows, we provide information concerning our segment operating profit. See note 13 to our interim consolidated financial statements for the three and nine months ended May 31, 2005. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- OPERATING INCOME BEFORE AMORTIZATION. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles
      (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

CONSOLIDATED RESULTS

REVENUES. Consolidated revenues increased by $26 million or 3% to $810 million for the three months ended May 31, 2005 from the consolidated revenues of $784 million for the same period in fiscal 2004. Revenues for the third quarter reflected an 8% increase in revenues from international media operations, a 3% decrease in Canadian television revenues and a 4% increase in Canadian Publishing and Online revenues.

OPERATING EXPENSES. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $31 million or 5% to $612 million. This increase reflects expense increases in all operating segments.

OPERATING INCOME BEFORE AMORTIZATION. Consolidated operating income before amortization decreased by 2% to $198 million for the three months ended May 31, 2005 from $202 million for the same period last year. The decrease in operating income before amortization reflected increases for international media operations that were offset by decreases in operating income from the Canadian media operations.

AMORTIZATION. Amortization of intangibles was $5 million in the third quarter of both fiscal 2005 and 2004. Amortization of property plant and equipment was $24 million in the third quarter of both fiscal 2005 and 2004.

FINANCING COSTS. Interest expense was $59 million for the three months ended May 31, 2005 compared to $85 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

INTEREST RATE AND FOREIGN CURRENCY SWAP GAINS (LOSSES). For the three months ended May 31, 2005, we recorded a $13 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a gain of $7 million for the third quarter of fiscal 2004.

FOREIGN EXCHANGE GAINS (LOSSES). We recorded net foreign exchange gains of $4 million in the three months ended May 31, 2005. This reflects gains of $5 million on repayment of US dollar denominated debt net of a $1 million loss that arose on the translation of a portion of our U.S. debt which is not hedged.

INVESTMENT GAINS. For the three months ended May 31, 2005, we recorded an investment gain of $0.3 million, compared to $0.4 million gain for the same period the previous year. The gain in 2005 relates to gains on disposal of non-core assets. The gain in 2004 was primarily due to dilution gains on the exercise of stock options at TEN Group and disposition of non- core assets.

INCOME TAXES. Our income tax expense was $18 million for the three months ended May 31, 2005, compared to $19 million in the same period of fiscal 2004. The effective tax rate of 18% was below the Company's statutory rate of 35% due to a change in Australian tax legislation in the third quarter that allowed TEN Group to record a future taxes recovery of $18 million.

MINORITY INTERESTS. For the three months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $1 and $21 million, respectively. The minority interests charge related to TEN Group increased by 24% as compared to the $17 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the third quarter

                                         CWG 2005 INFORM : ENLIGHTEN : ENTERTAIN
of fiscal 2004 because it was wholly owned to July 2004.

NET EARNINGS FROM CONTINUING OPERATIONS. Our net earnings from continuing operations for the three months ended May 31, 2005 were $59 million, or $0.33 per share, compared to $52 million, or $0.30 per share, for the three months ended May 31, 2004.

DISCONTINUED OPERATIONS. On April 29, 2005, the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. Net loss from discontinued operations was $6 million for the three months ended May 31, 2005 compared to earnings of $2 million for the same operations for the three months ended May 31, 2004.

NET EARNINGS. Our net earnings for the three months ended May 31, 2005 were $53 million or $0.30 per share compared to $54 million or $0.31 per share for the third quarter of fiscal 2004.

SEGMENTED RESULTS

PUBLISHING AND ONLINE

- REVENUE. Publishing and Online revenues for the third quarter of 2005 were $323 million compared to revenues of $311 million in same period the previous year. Advertising revenues increased by 6% for the third quarter reflecting increased rates as well as increased insert volumes. While circulation volume declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue remained constant at approximately 20% of total revenues for the newspaper group for the third quarter, when compared to the same period in 2004.

- OPERATING EXPENSES. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $11 million, or 5%, to $248 million from $237 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint, ink and outside printing expenditures were flat in the three months ended May 31, 2005 compared to the same period the prior year, reflecting a decrease in our cost of newsprint as well as reduction in newsprint usage offset by increases in outside printing expenditures.

- SEGMENT OPERATING PROFIT. As a result of increased revenues offset by increased operating costs, our Publishing and Online operations had an increase of $1 million, or 1%, in segment operating profit to $75 million for the three months ended May 31, 2005 compared to $74 million for the same period last year. These results included operating losses of $3 million relating to Dose and Metro, our newspaper start up operations.

CANADIAN TELEVISION

- REVENUES. In total, revenues from our Canadian Television operating segment of $201 million were $6 million or 3% lower than the $207 million recorded in the same period in fiscal 2004. This reflected a 2% decrease in airtime revenues.

            Subscriber revenues from our speciality channels increased by 22% for the third quarter of fiscal 2005 as compared to the same period in fiscal 2004, reflecting a 15% increase in subscribers.

- OPERATING EXPENSES. Operating expenses (including selling, general and administrative expenses) of $144 million at Canadian Television operations were $2 million, or 2%, lower than in the same period the prior year primarily the result of a reduction in program amortization expense. Program amortization expense in the third quarter of fiscal 2004 was relatively high as a result of certain season finales. In general, we expect our program amortization expense to increase relative to the previous year. Partially offsetting the decrease in expenses were increases in promotional expenses of approximately $1 million and approximately $2 million in severance expenses related to staffing changes.

- SEGMENT OPERATING PROFIT. Canadian television segment operating profit of $57 million for the third quarter of fiscal 2005 was 7% less than the $61 million for the same period in fiscal 2004.

AUSTRALIAN TELEVISION

- REVENUES. Segment revenues increased by 3% to $194 million for the three months ended May 31, 2005, from $189 million during the same period in the prior year. In local currency, revenues increased 8%, reflecting TEN's strong rating performance in the quarter in a tough television advertising environment.

- OPERATING EXPENSES. Segment operating expenses increased 6% to $142 million for the three months ended May 31, 2005 compared to $133 million for the same period in fiscal 2004, primarily reflecting increased programming costs.

- SEGMENT OPERATING PROFIT. Segment operating profit decreased by 5% to $53 million for the third quarter of 2005, compared to $55 million in the same period in fiscal 2004.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

NEW ZEALAND TELEVISION

- REVENUES. Revenues from television broadcast operations for New Zealand's
  3 and C4 television networks increased by 16% to $31 million for the third quarter of fiscal 2005 from $27 million for the same period in fiscal 2004 reflecting improved audience share in a strong advertising environment. In local currency, revenues increased 14%, reflecting New Zealand's strong rating performance.

- OPERATING EXPENSES. Operating expenses increased by 14% to $25 million for the third quarter of fiscal 2005 from $22 million, as a result of increased programming expenses.

- SEGMENT OPERATING PROFIT. New Zealand 3 and C4 produced segment operating profit of $6 million, a $1 million or 27% increase from the results recorded in the third quarter of 2004.

IRISH TELEVISION

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 10% to $10 million in the third quarter of fiscal 2005 compared to the third quarter of fiscal 2004. Our share of TV3's segment operating profit increased by 43% to $4 million as compared to the same period in fiscal 2004.

NEW ZEALAND RADIO

CanWest RadioWorks continued its steady performance, increasing revenues for the three months ended May 31, 2005. Revenue grew by 11% to $23 million from $21 million during the third quarter of the previous year. Segment operating profit declined by 14% to $5 million for the three months ended May 31, 2005 as compared to the same period the previous year, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM.

OUTDOOR ADVERTISING

Segment revenues increased by $7 million, or 38%, to $27 million for the three months ended May 31, 2005 from $20 million for the third quarter in fiscal 2004. This increase reflected 44% growth in revenue in local currency. Our segment operating profit from TEN Group's Outdoor Advertising operations increased by $2 million to $5 million as compared to the third quarter in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

                                         CWG 2005 INFORM : ENLIGHTEN : ENTERTAIN

RESULTS OF OPERATIONS
FOR THE NINE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the nine months ended May 31, 2005 and May 31, 2004.

See note 13 to our interim consolidated financial statements:

                                      REVENUE         SEGMENT OPERATING PROFIT
                                --------------------  ------------------------
                                   2005       2004       2005          2004
                                   $000       $000       $000          $000
                                           Revised(1)                Revised(1)
OPERATING SEGMENTS

Publishing and Online - Canada    938,609    912,822    215,256       213,995
                                ---------  ---------    -------       -------
Television
  Canada                          564,695    559,712    138,012       147,450
  Australia - Network TEN         595,876    545,832    231,894       197,628
  New Zealand                      89,803     78,554     22,819        17,661
  Ireland                          30,168     27,042     11,542        8,879
                                ---------  ---------    -------       -------
Total television                1,280,542  1,211,140    404,267       371,618

Radio - New Zealand                71,229     65,299     21,115        20,944
Outdoor-Australia                  80,625     57,149     18,024        10,361
Corporate and other                     -          -    (22,747)      (20,657)
                                ---------  ---------    -------       -------
Total                           2,371,005  2,246,410    635,915       596,261
                                =========  =========    =======       =======

(1) See note 1 to our interim consolidated financial statements.

CONSOLIDATED RESULTS

REVENUES. Consolidated revenues increased by $125 million or 6% to $2,371 million for the nine months ended May 31, 2005 from the consolidated revenues of $2,246 million for the same period in fiscal 2004. Revenues for the nine months reflected a 12% increase in revenues from international media operations, a 1% increase in Canadian television revenues and a 3% increase in Canadian Publishing and Online revenues.

OPERATING EXPENSES. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $85 million or 5% to $1,735 million. This increase reflects expense increases in all operating segments.

OPERATING INCOME BEFORE AMORTIZATION. Consolidated operating income before amortization increased by 7% to $636 million for the nine months ended May 31, 2005 from $596 million for the same period last year. The increase in operating income before amortization reflected significant increases for international media operations.

AMORTIZATION. Amortization of intangibles increased to $15 million in the first nine months of fiscal 2005 from $14 million in the first nine months of fiscal 2004. Amortization of property and equipment decreased to $69 million from $70 million for the first nine months of fiscal 2005 compared to the first nine months of fiscal 2004.

FINANCING COSTS. Interest expense was $193 million for the nine months ended May 31, 2005 compared to $259 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

INTEREST RATE AND FOREIGN CURRENCY SWAP LOSSES. For the nine months ended May 31, 2005, we recorded an $80 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $9 million for the nine months of fiscal 2004.

FOREIGN EXCHANGE GAINS. We recorded net foreign exchange gains of $29 million in the nine months ended May 31, 2005 compared to $4 million for the same period in fiscal 2004. This reflects gains of $24 million on repayment of US dollar denominated debt and a $2 million gain that arose on the translation of a portion of our U.S. debt which is not hedged.

INVESTMENT GAINS (LOSSES). For the nine months ended May 31, 2005, we recorded an investment gain of $0.2 million, compared to an investment

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

loss of $2 million for the same period the previous year. This reflects dilution gains on the exercise of stock options at TEN Group offset by losses on disposal of non-core assets. The loss in 2004 was primarily related to a write down on other investments.

LOSS ON DEBT EXTINGUISHMENT. During the first quarter, we completed an exchange offer and concurrent debt offering through which we settled our $904 million
12 1/8% Fixed Rate Subordinated Debentures due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the nine months ended May 31, 2005 as a loss on debt extinguishment of $44 million. This refinancing is expected to reduce cash interest expense by approximately $40 million per year.

INCOME TAXES. Our income tax expense was $54 million for the nine months ended May 31, 2005, compared to $47 million in the same period of fiscal 2004. The effective tax rate of 21% was below the Company's statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $5 million recovery related to the resolution of an uncertain tax position, (ii) a $7 million effect of recognizing temporary differences which were not previously tax effected, and (iii) a change in Australian tax legislation in the third quarter that allowed TEN Group to record its future taxes recovery of $18 million. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal 2005. We have determined that these adjustments are not material to the reported results and accordingly, the amount has been included in current year's earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the nine months ended May 31, 2005, by $0.04 per share.

MINORITY INTERESTS. For the nine months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $6 and $73 million, respectively. The minority interests charge related to TEN Group increased by 17% as compared to the $62 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the same period of fiscal 2004 because it was wholly owned to July 2004.

NET EARNINGS FROM CONTINUING OPERATIONS. Our net earnings from continuing operations for the nine months ended May 31, 2005 were $123 million, or $0.69 per share, compared to net earnings of $135 million, or $0.76 per share, for the nine months ended May 31, 2004.

DISCONTINUED OPERATIONS. On April 29, 2005, the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. Net loss from discontinued operations was $6 million for the nine months ended May 31, 2005 compared to $210 million for the same operations for the nine months ended May 31, 2004.

NET EARNINGS (LOSS). Our net earnings for the nine months ended May 31, 2005 were $116 million or $0.66 per share compared to a net loss of $75 million or ($0.43) per share for the same period in fiscal 2004.

SEGMENTED RESULTS

PUBLISHING AND ONLINE

- REVENUE. Publishing and Online revenues for the nine months were $939 million compared to revenues of $913 million in same period the previous year, an increase of 3%. Advertising revenues increased by 4% for the nine months reflecting increased rates as well as increased insert volumes. While circulation numbers declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation comprised approximately 20% of total revenues for the newspaper group for the first nine months for fiscal 2005 and 2004.

- OPERATING EXPENSES. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $24 million, or 4%, to $723 million from $699 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint ink and outside printing expenditures were 3% less in the nine months ended May 31, 2005 than in the same period the prior year, reflecting a decrease in our cost of newsprint as well as a reduction in newsprint usage.

- SEGMENT OPERATING PROFIT. Operating profit increases for the nine months ended May 31, 2005 were largely offset by the $3 million in losses related to Dose and Metro, our publications start up operations. Segment operating profit for our Publishing and Online operations, including Dose and Metro, of $215 million were 1% higher than the $214 million for the same period of fiscal 2004.

CANADIAN TELEVISION

- REVENUES. In total, revenues from our Canadian Television operating segment of $565 million were $5 million or 1% higher than the $560

                                         CWG 2005 INFORM : ENLIGHTEN : ENTERTAIN
      million recorded in the same period in fiscal 2004. This reflected a 1% increase in airtime revenues as well as a 24% increase in subscriber revenues from our specialty television operations.

      Our specialty channels achieved subscriber growth of 15% for the nine months, increasing our total subscriber base to 8.5 million subscribers for the nine months ended May 31, 2005 compared to 7.4 million for the same period in fiscal 2004.

- OPERATING EXPENSES. Operating expenses (including selling, general and administrative expenses) of $427 million at Canadian Television operations were $14 million, or 3%, higher than in the same period the prior year primarily the result of increased promotion and program amortization expenses and compensation cost increases associated with our new management structure including $5 million in employee severance costs related to staffing changes.

- SEGMENT OPERATING PROFIT. Canadian television segment operating profit of $138 million for the nine months was 6% less than the $147 million for the same period in fiscal 2004.

AUSTRALIAN TELEVISION

- REVENUES. Segment revenues increased by 9% to $596 million for the nine months ended May 31, 2005, from $546 million during the same period in the prior year. In local currency, revenues increased 13%, reflecting TEN's strong rating performance in a tough television advertising environment.

- OPERATING EXPENSES. Segment operating expenses increased 5% to $364 million for the nine months ended May 31, 2005 compared to $348 million for the same period in fiscal 2004, reflecting increased programming costs.

- SEGMENT OPERATING PROFIT. Segment operating profit increased by 17% to $232 million for the nine months, compared to $198 million in the same period in fiscal 2004.

NEW ZEALAND TELEVISION

- REVENUES. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 14% to $90 million for the nine months from $79 million for the same period in fiscal 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strong New Zealand currency contributed an additional 2% on translation to Canadian dollars.

- OPERATING EXPENSES. Operating expenses increased by 10% to $67 million, as a result of the 2% increase on translation of New Zealand dollars to Canadian dollars as well as increased programming expenses, which includes costs related to the development and start up of a new weeknight current affairs program - Campbell Live - and the re-launch of 3 News.

- SEGMENT OPERATING PROFIT. New Zealand 3 and C4 produced segment operating profit of $23 million, a $5 million or 29% increase from the results recorded in the same period in fiscal 2004.

IRISH TELEVISION

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 12% to $30 million compared to the same period in fiscal 2004. Our share of TV3's segment operating profit increased by $3 million to $12 million as compared to the same period in fiscal 2004.

NEW ZEALAND RADIO

CanWest RadioWorks continued its steady performance, increasing revenues for the nine months ended May 31, 2005. Revenue grew by 9% to $71 million from $65 million during the nine months of the previous year, reflecting a 7% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit remained flat for the first nine months, due to the significant start up costs associated with Radio Live and the rebranding costs related to the launch of Kiwi FM.

OUTDOOR ADVERTISING

Segment revenues increased by $23 million, or 41%, to $80 million for the nine months ended May 31, 2005 from $57 million for the same period in fiscal 2004. This increase reflected 46% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $8 million to $18 million as compared to the same period in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

RESTATED QUARTERLY FINANCIAL RESULTS

As a result of the adoption of AcG-15 effective September 1, 2004 we have consolidated the results of TEN Group on a retroactive basis. As a result, we have restated our quarterly financial results for the year ended August 31, 2004 as follows:

                                                                         FOR THE THREE MONTHS ENDED
                                                       -------------------------------------------------------------
                                                        NOVEMBER 30,  FEBRUARY 29,  MAY 31,  AUGUST 31,
                                                           2003           2004       2004      2004         TOTAL
                                                           $000           $000       $000      $000         $000
Revenue                                                   800,604       661,865     783,941   664,990     2,911,400
Operating expenses                                        386,324       357,881     413,285   380,976     1,538,466
Selling, general and administrative expenses              163,881       160,489     168,289   160,732       653,391
Restructuring expenses                                          -             -           -     2,445         2,445
                                                        ---------      --------     -------  --------    ----------
Operating income before amortization                      250,399       143,495     202,367   120,837       717,098
Amortization of intangibles                                 4,538         4,550       4,552     4,542        18,182
Amortization of property, plant, equipment and other       23,877        24,210      25,369    20,646        94,102
                                                        ---------      --------     -------  --------    ----------
Operating income                                          221,984       114,735     172,446    95,649       604,814
Interest expense                                          (87,281)      (86,221)    (85,341)  (79,685)     (338,528)
Interest income                                             4,700         1,251         291     2,899         9,141
Amortization of deferred financing costs                   (2,118)       (1,899)     (2,043)   (2,081)       (8,141)
Interest rate and foreign currency swap gains (losses)      1,320       (17,423)      7,004  (101,759)     (110,858)
Foreign exchange gains (losses)                             4,690           436      (1,360)   41,207        44,973
Investment gains and losses net of write-down                 249        (3,063)        354   113,746       111,286
Dividend income                                             1,415             -       2,323         -         3,738
                                                        ---------      --------     -------  --------    ----------
                                                          144,959         7,816      93,674    69,976       316,425
Provision for (recovery of) income taxes                   30,450        (2,554)     19,290    (9,701)       37,485
                                                        ---------      --------     -------  --------    ----------
Earnings before the following                             114,509        10,370      74,384    79,677       278,940
Minority interests                                        (31,254)      (14,345)    (16,691)  (18,057)      (80,347)
Interest in earnings (loss) of equity accounted
  affiliates                                                 (163)         (186)       (207)    3,285         2,729
Realized currency translation adjustments                     500         2,626      (5,011)   (5,138)       (7,023)
                                                        ---------      --------     -------  --------    ----------
Net earnings (loss) from continuing operations             83,592        (1,535)     52,475    59,767       194,299
Earnings (loss) from discontinued operations               (2,096)     (209,742)      1,862     2,199      (207,777)
                                                        ---------      --------     -------  --------    ----------
Net earnings (loss) for the period                         81,496      (211,277)     54,337    61,966       (13,478)
                                                        =========      ========     =======  ========    ==========
Earnings (loss) per share from continuing operations:
       Basic                                            $    0.47       ($ 0.01)    $  0.30  $   0.34    $     1.10
       Diluted                                          $    0.47       ($ 0.01)    $  0.30  $   0.34    $     1.10
Earnings (loss) per share:
       Basic                                            $    0.46       ($ 1.19)    $  0.31  $   0.35        ($0.08)
       Diluted                                          $    0.46       ($ 1.19)    $  0.31  $   0.35        ($0.08)

                                          CWG 2005 INFORM : ENLIGHTEN, ENTERTAIN

RESTATED QUARTERLY OPERATING SEGMENT RESULTS

                                               FOR THE THREE MONTHS ENDED
                              -----------------------------------------------------------
                              NOVEMBER 30,  FEBRUARY 29,  MAY 31,  AUGUST 31,
                                  2003          2004       2004      2004        TOTAL
                                  $000          $000       $000      $000        $000
REVENUE
Publishing and Online-Canada    315,101       286,302     311,419   280,807    1,193,629
                                -------       -------     -------   -------    ---------
Television
  Canada                        191,252       160,977     207,483   130,590      690,302
  Australia - Network TEN       212,960       144,106     188,766   175,415      721,247
  New Zealand                    30,381        21,563      26,610    29,682      108,236
  Ireland                         9,860         7,759       9,423     7,110       34,152
                                -------       -------     -------   -------    ---------
Total Television                444,453       334,405     432,282   342,797    1,553,937
                                -------       -------     -------   -------    ---------

Radio - New Zealand              21,358        23,108      20,833    21,418       86,717
Outdoor - Australia              19,692        18,050      19,407    19,968       77,117
                                -------       -------     -------   -------    ---------

Total                           800,604       661,865     783,941   664,990    2,911,400
                                =======       =======     =======   =======    =========

SEGMENT OPERATING PROFIT
Publishing and Online-Canada     83,153        56,573      74,269    53,348      267,343
                                -------       -------     -------   -------    ---------
Television
  Canada                         56,170        29,958      61,322       (20)     147,430
  Australia - Network TEN        92,350        49,787      55,491    58,405      256,033
  New Zealand                     9,861         3,052       4,748     5,630       23,291
  Ireland                         3,724         2,162       2,993     1,712       10,591
                                -------       -------     -------   -------    ---------
Total Television                162,105        84,959     124,554    65,727      437,345
                                -------       -------     -------   -------    ---------

Radio - New Zealand               7,087         7,930       5,927     6,544       27,488
Outdoor - Australia               4,367         2,257       3,737     4,116       14,477
Corporate and other              (6,313)       (8,224)     (6,120)   (6,453)     (27,110)
                                -------       -------     -------   -------    ---------
                                250,399       143,495     202,367   123,282      719,543
Restructuring expenses                -             -           -    (2,445)      (2,445)
                                -------       -------     -------   -------    ---------
Total                           250,399       143,495     202,367   120,837      717,098
                                =======       =======     =======   =======    =========

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

      We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

      For the remainder of 2005, our major non-operating cash requirements include expected capital expenditures of approximately $18 million, and swap recouponing payments if required as discussed below in swap transactions. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand

SOURCES OF FUNDS

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2005, we had cash on hand of $77 million including $21 million of TEN Group cash and $7 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of continuing operations of $79 million and $273 million for the three and nine months ended May 31, 2005, respectively.

      The Company is expecting to receive net proceeds of approximately $28 million, subject to closing adjustments related to the sale of its film and television program operations. The net proceeds will be used to reduce the outstanding balance of our senior credit facility.

      In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $386 million at May 31, 2005. TEN Group had unused borrowing capacity of A$318 million under its credit facilities.

USES OF FUNDS

CAPITAL EXPENDITURES

For the three and nine months ended May 31, 2005 our capital expenditures were $17 million and $56 million respectively. In the remainder of fiscal 2005, we expect to make additional capital expenditures of approximately $18 million. This amount includes a $6 million investment in a new broadcast traffic and sales management system, $5 million investment to upgrade other broadcast systems, and approximately $3 million to expand a print facility as well as expenditures for regular replacement.

SWAP TRANSACTIONS

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability of $600 million. In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were not required to make any recouponing payments related to overhanging swaps for the three months ended May 31, 2005. However for the nine months ended May 31, 2005 we have made net recouponing payments of $37 million. This payment related to the overhanging swap and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

DISTRIBUTIONS

Our New Zealand and Australian operations make twice annual distributions. Our New Zealand operations distributed a total of $8 million in May 2005, $6 million to us and $2 million to other shareholders, New Zealand's next scheduled distribution will be in November 2005 and will be funded by cash flow from operating activities. The TEN Group distributed a total of $147 million in December 2004, $99 million to us and $48 million to other shareholders. In July 2005, subsequent to our quarter end, TEN made a second distribution of $80 million, $45 million to us and $35 million to other shareholders.

DEBT

GENERAL

At May 31, 2005, we had total outstanding consolidated debt of $3,168 million compared to debt of $3,234 million as at August 31, 2004. This included $659 million (August 31, 2004 - $778 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $363 million (August 31, 2004 $361 million) of TEN Group debt, $175 million (August 31, 2004 - $173 million) of CanWest Media Works (NZ) debt and $14 million (August 31, 2004 - $22 million) in TV3 Ireland debt. In addition, we had $1,943 million (August 31, 2004 - $1,884 million) in unsecured and subordinated notes. During the nine months ended May 31, 2005 we made net repayments of our senior credit facility of $119 million, funded primarily through the receipt of $99 million in cash distributions from TEN Group. TEN Group's debt decreased by A$6 million, reflecting the payment of distributions to us and

                                          CWG 2005 INFORM : ENLIGHTEN, ENTERTAIN

$48 million to its other shareholders offset by cash flow from operations. Our subordinated debt increased by $40 million related to the refinancing of our 12 1/8% Junior Subordinated Notes as described below and $22 million as a result in interest paid in kind prior to the refinancing. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements for the year ended August 31, 2004 and note 5 to our interim consolidated financial statements for the nine months ended May 31, 2005.

CREDIT FACILITY

Total credit available under the CanWest Media senior secured credit facility was $1,072 million as of May 31, 2005, of which we had drawn $659 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

      Total leverage as calculated under the CanWest Media credit facility was
5.2 times cash flow for debt covenant purposes for the twelve months ended May 31, 2005, compared to a covenant of 6.0 times. The total debt covenant will remain at 6.0 times until it decreases to 5.75 times for May 31, 2006 and 5.50 times for February 28, 2007.

      The provisions of our senior secured credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. In fiscal 2004 we made a voluntary prepayment, the result of which we were not required to make a prepayment under this provision in respect of fiscal 2005.

REFINANCING OF JUNIOR SUBORDINATED NOTES

In November 2004, we successfully completed the refinancing of our 12 1/8%
Fixed Rate Subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12 1/8% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The premium recorded over the fair value of the notes will be amortized to income over the life of the notes resulting in reduced cash interest expense. This refinancing is expected to result in reduced cash interest expense of approximately $40 million per year. The new notes carry an interest rate coupon of 8%, which will be settled in cash on a semi-annual basis. We entered into cross currency interest rate swaps related to the new notes to pay floating rates which are currently approximately 7% on C$908 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

      We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps. In addition, we have converted our senior unsecured notes and senior subordinated notes from a fixed rate to floating rates by entering into interest rate swaps. We have also fixed the interest rate on our Canadian dollar floating rate senior secured credit facility by entering into interest rate swaps.

      As of May 31, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.6%) on a notional amount of $448 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,051 million and receive floating rates of 5.5% on a notional amount of US$679 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,861 million and an average fixed rate of 8.8% on a notional amount of US$1,386 million.

      Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $18.6 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

MD&A
JULY 13, 2005

contracts were closed out at a market price on the balance sheet date. As of May 31, 2005, our outstanding swap contracts were in a net unrealized loss position of $348 million, including $50 million related to TEN Group.

      Net unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $286 million as at May 31, 2005.

      As of May 31, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4.5 million deterioration in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $2.5 million change in the mark to market value of the cross currency swaps.

      We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at May 31, 2005, our share of TV3 Ireland debt was $13.6 million ((Euro) 8.8 million). TV3 has entered into swaps of (Euro)10 million that swapped to a fixed rate (at an average rate of 3.23%). As at May 31, 2005, CanWest MediaWorks (NZ)had $174.9 million (NZ$198 million) of debt. NZ$180 million of this debt was swapped to a fixed rate (at an average rate of 6.48% until 2006), and the remainder of the debt bears interest at a floating rate.

      As at May 31, 2005, TEN Group had long term debt of $362.7 million (A$382.2 million). TEN Group has entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.1% on a notional amount of A$210.1 million and receive fixed rates on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.72%) on a notional amount of A$275.0 million. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will increase annual interest expense by approximately $1.7 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in TEN Group and our New Zealand television and radio operations.

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, our parent company, totaled $52.6 million (US$41.9 million) at May 31, 2005 (as at August 31, 2004 - $55.0 million - US$41.9

                                          CWG 2005 INFORM : ENLIGHTEN, ENTERTAIN
million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $1.5 million and $4.5 million for the three and nine months ended May 31, 2005 (2004 - three months - $1.5 million, nine months - $4.7 million).

      A company which is an affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company for the three and nine months ended May 31, 2005 amounted to $0.3 million and $0.8 million, respectively (2004 - three months $0.3 million, nine months $0.8 million).

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                                                      FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                                      --------------------------  --------------------------
                                                                      MAY 31, 2005  MAY 31, 2004  MAY 31, 2005  MAY 31, 2004
                                                                          $000          $000          $000           $000
                                                                                     Revised(1)                  Revised(1)
                                                                      ------------  ------------  ------------  ------------
Net earnings (loss)                                                      52,718        54,337       116,329       (75,444)
Amortization                                                             29,902        29,921        87,301        87,096
Interest and other financing expenses                                    74,680        80,380       281,541       274,002
Investment gains, losses and interest and dividend income                (1,010)       (2,968)       (2,441)       (7,520)
Foreign exchange (gains) losses                                          (4,263)        1,360       (28,706)       (3,766)
Loss on debt extinguishment                                                   -             -        43,992             -
Provision for income tax expense                                         18,127        19,290        54,186        47,186
Interest in earnings of equity accounted affiliates and other              (504)          207        (1,551)          556
Minority interests                                                       22,251        16,691        78,626        62,290
Realized currency translation adjustments                                  (392)        5,011           456         1,885
Loss (earnings) from discontinued operations                              6,105        (1,862)        6,182       209,976
                                                                        -------       -------       -------       -------
Operating income before amortization                                    197,614       202,367       635,915       596,261
                                                                        =======       =======       =======       =======

(1) See note 1 to our interim consolidated financial statements.

OTHER

Share Data

As at July 13, 2005 we had the following number of shares outstanding:

Multiple voting shares                  76,785,976
Subordinate voting shares               98,803,851
Non-voting shares                        1,749,092

Our AIF is filed on SEDAR at www.sedar.com.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

                                                     PricewaterhouseCoopers LLP
[PRICEWATERHOUSECOOPERS LOGO]                        Chartered Accountants
                                                     One Lombard Place
                                                     Suite 2300
                                                     Winnipeg Manitoba
                                                     Canada R3B 0X6
                                                     Telephone +1 (204) 926 2400
                                                     Facsimile +1 (204) 944 1020

July 13, 2005

TO THE AUDIT COMMITTEE OF CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as of May 31, 2005 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine months period then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

                                                        FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                        --------------------------   -------------------------
                                                          MAY 31,        MAY 31,      MAY 31,        MAY 31,
                                                           2005           2004         2005           2004
                                                                         Revised                    Revised
                                                                         (note 1)                   (note 1)
Revenue                                                    809,722        783,941    2,371,005      2,246,410
Operating expenses                                         428,302        413,285    1,206,468      1,157,490
Selling, general and administrative expenses               183,806        168,289      528,622        492,659
                                                        ----------     ----------    ---------     ----------
                                                           197,614        202,367      635,915        596,261
Amortization of intangibles                                  4,988          4,552       14,885         13,640
Amortization of property, plant and equipment               23,623         24,088       68,628         69,786
Other amortization                                           1,291          1,281        3,788          3,670
                                                        ----------     ----------    ---------     ----------
Operating income                                           167,712        172,446      548,614        509,165
Interest expense                                           (59,003)       (85,341)    (193,337)      (258,843)
Interest income                                                725            291        2,210          6,242
Amortization of deferred financing costs                    (3,093)        (2,043)      (8,414)        (6,060)
Interest rate and foreign currency swap gains (losses)     (12,584)         7,004      (79,790)         (9,099)
Foreign exchange gains (losses)                              4,263         (1,360)     (28,706)         3,766
Investment gains, losses and write-downs (note 6)              285            354          231         (2,460)
Loss on debt extinguishment (note 5)                             -              -      (43,992)             -
Dividend income                                                  -          2,323            -          3,738
                                                        ----------     ----------    ---------     ----------
                                                            98,305         93,674      254,228        246,449
Provision for income taxes (note 4)                         18,127         19,290       54,186         47,186
                                                        ----------     ----------    ---------     ----------
Earnings before the following                               80,178         74,384      200,042        199,263
Minority interests                                         (22,251)       (16,691)     (78,626)       (62,290)
Interest in earnings (loss) of equity accounted
affiliates                                                     504           (207)       1,551           (556)
Realized currency translation adjustments                      392         (5,011)        (456)        (1,885)
                                                        ----------     ----------    ---------     ----------
NET EARNINGS FROM CONTINUING OPERATIONS                     58,823         52,475      122,511        134,532
Earnings (loss) from discontinued operations (note 7)       (6,105)         1,862       (6,182)      (209,976)
                                                        ----------     ----------    ---------     ----------
NET EARNINGS (LOSS) FOR THE PERIOD                          52,718         54,337      116,329        (75,444)
                                                        ==========     ==========    =========     ==========

EARNINGS PER SHARE FROM CONTINUING OPERATIONS:
  BASIC                                                 $     0.33     $     0.30   $     0.69     $     0.76
  DILUTED                                               $     0.33     $     0.30   $     0.69     $     0.76
EARNINGS (LOSS) PER SHARE:
  BASIC                                                 $     0.30     $     0.31   $     0.66          ($0.43)
  DILUTED                                               $     0.30     $     0.31   $     0.65          ($0.43)

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(UNAUDITED)

(In thousands of Canadian dollars)

                                                    FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                    --------------------------   -------------------------
                                                    MAY 31,       MAY 31,        MAY 31,      MAY 31,
                                                     2005          2004           2005         2004
                                                              Revised (note 1)            Revised (note 1)
                                                    -------   ----------------   -------  ----------------
RETAINED EARNINGS - BEGINNING OF YEAR, AS REVISED   403,612        223,698       340,001      353,479
                                                    -------        -------       -------      -------
Net earnings (loss) for the period                   52,718         54,337       116,329      (75,444)
                                                    -------        -------       -------      -------
RETAINED EARNINGS - END OF PERIOD                   456,330        278,035       456,330      278,035
                                                    =======        =======       =======      =======

The notes constitute an integral part of the consolidated financial statements.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(In thousands of Canadian dollars)

                                                                         AS AT          AS AT
                                                                        MAY 31,       AUGUST 31,
                                                                         2005            2004
                                                                                   Revised (note 1)
ASSETS
CURRENT ASSETS
Cash                                                                     77,475          97,271
Accounts receivable                                                     571,857         488,418
Inventory                                                                12,480          13,449
Investment in film and television programs                              232,145         194,099
Future income taxes                                                       5,793           6,166
Other assets                                                             24,138          22,574
Assets of discontinued operations (note 7)                               52,496          89,094
                                                                      ---------       ---------
                                                                        976,384         911,071
Other investments                                                        23,119          26,830
Investment in film and television programs                               27,184          35,157
Property, plant and equipment                                           697,015         708,311
Future income taxes                                                      13,176           5,580
Other assets                                                            214,018         144,141
Intangible assets                                                     1,175,593       1,182,145
Goodwill                                                              2,477,693       2,465,248
Assets of discontinued operations (note 7)                                1,587          38,376
                                                                      ---------       ---------
                                                                      5,605,769       5,516,859
                                                                      =========       =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                        138,129         158,461
Accrued liabilities (note 3)                                            262,356         240,502
Income taxes payable                                                     36,710          27,419
Film and television program accounts payable                             95,624          65,270
Deferred revenue                                                         40,439          34,218
Future income taxes                                                       6,072           6,072
Current portion of long term debt                                        22,285          33,204
Liabilities of discontinued operations (note 7)                          18,962          69,716
                                                                      ---------       ---------
                                                                        620,577         634,862
Long term debt and related foreign currency swap liability (note 5)   3,145,836       3,201,051
Interest rate and foreign currency swap liability                       137,363         120,341
Other accrued liabilities                                               150,287         164,449
Future income taxes                                                     135,598         139,280
Minority interests                                                      112,755          77,456
                                                                      ---------       ---------
                                                                      4,302,416       4,337,439
                                                                      ---------       ---------
Contingencies (note 12)

SHAREHOLDERS' EQUITY
Capital stock                                                           849,330         848,628
Contributed surplus                                                       7,420           4,612
Retained earnings                                                       456,330         340,001
Cumulative foreign currency translation adjustments                      (9,727)        (13,821)
                                                                      ---------       ---------
                                                                      1,303,353       1,179,420
                                                                      ---------       ---------
                                                                      5,605,769       5,516,859
                                                                      =========       =========

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

                                                               FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                               --------------------------  -------------------------
                                                                MAY 31,           MAY 31,  MAY 31,          MAY 31,
                                                                 2005              2004     2005              2004
                                                                                  Revised                    Revised
                                                                                 (note 1)                   (note 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the period           58,823           52,475    122,511         134,532

Items not affecting cash
  Amortization                                                   32,995           31,964     95,715          93,156
  Non-cash interest expense                                       2,710           25,059     29,233          71,593
  Future income taxes                                             4,711            6,791    (12,655)          6,857
  Realized currency translation adjustments                        (392)           5,011        456           1,885
  Interest rate & foreign currency swap losses (gains) net of
   settlements                                                    7,597           (7,004)    24,919           9,099
  Loss on debt extinguishment                                         -                -     43,992               -
  Investment gains, losses and write-downs                         (285)            (354)      (231)          2,460
  Amortization and write-down of film and television programs     1,546            3,875      6,856           5,074
  Pension expense                                                 3,646            3,241      9,613           7,736
  Minority interests                                             22,251           16,691     78,626          62,290
  Other                                                           1,038            1,191     (1,409)         (3,182)
Investment in film and television programs                            -                -     (4,178)        (14,077)
                                                               --------           ------   --------         -------
                                                                134,640          138,940    393,448         377,423
Changes in non-cash operating accounts                          (61,692)         (86,937)  (126,699)       (167,825)
                                                               --------           ------   --------         -------
Cash flows from operating activities of continuing operations    72,948           52,003    266,749         209,598
Cash flows from operating activities of discontinued
 operations                                                      10,350           23,959     34,806          13,733
                                                               --------           ------   --------         -------
Cash flows from operating activities                             83,298           75,962    301,555         223,331
                                                               --------           ------   --------         -------
INVESTING ACTIVITIES
Other investments                                                   134              (42)       426            (168)
Investment in broadcast licences                                   (722)               -     (2,265)         (5,813)
Acquisition (note 2)                                                  -                -    (12,493)              -
Proceeds from sales of other investments                              -                -      2,171             168
Proceeds from sale of property, plant and equipment                   -                -      3,383           7,426
Purchase of property, plant and equipment                       (16,964)         (15,970)   (56,101)        (45,776)
                                                               --------           ------   --------         -------
                                                                (17,552)         (16,012)   (64,879)        (44,163)
                                                               --------           ------   --------         -------
FINANCING ACTIVITIES
Issuance of long term debt                                            -                -    161,321               -
Repayment of long term debt                                     (25,880)         (16,248)  (290,549)        (74,843)
Advances (repayments) of revolving facilities                   (82,953)         (49,000)    (4,947)        (50,656)
Swap recouponing (payments) receipts                              2,190                -    (60,359)        (27,957)
Issuance of share capital                                           143                -        702           1,789
Issuance of share capital of TEN Group                                -            1,353      5,317          14,310
Payment of dividends to minority interests                       (2,517)               -    (50,274)        (60,446)
Financing activities from discontinued operations                     -          (21,548)   (18,354)        (48,908)
                                                               --------           ------   --------         -------
                                                               (109,017)         (85,443)  (257,143)       (246,711)
                                                               --------           ------   --------         -------
Foreign exchange gain on cash denominated in foreign
currencies                                                         (271)            (326)       671           2,349
                                                               --------           ------   --------         -------
NET CHANGE IN CASH                                              (43,542)         (25,819)   (19,796)        (65,194)
CASH - BEGINNING OF PERIOD                                      121,017           99,828     97,271         139,203
                                                               --------           ------   --------         -------
CASH - END OF PERIOD                                             77,475           74,009     77,475          74,009
                                                               ========           ======   ========         =======

The notes constitute an integral part of the consolidated financial statements.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005

CANWEST GLOBAL COMMUNICATIONS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005 (In thousands of Canadian dollars except as otherwise noted)

1.    SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ
Limited's RadioWorks operation. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations.

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

CHANGES IN ACCOUNTING POLICIES

REPORTING CIRCULATION REVENUE ON A GROSS BASIS

During the year ended August 31, 2004, the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Accordingly, circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $11.7 million and $34.7 million for the three and nine months ended May 31, 2004 respectively. There was no impact on net earnings.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective September 1, 2004, the Company has adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15 the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at May 31, 2005, the Company holds a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests.

In addition, as a result of the adoption of AcG-15 the Company determined that an immaterial entity should not be consolidated in its results, and accordingly the results of the entity have been excluded from the consolidation on a retroactive basis. The effect of consolidating TEN Group and excluding the subsidiary from the consolidation on the consolidated balance sheets for the year ended August 31, 2004 is presented below.

PROPOSED ACCOUNTING POLICIES

The Accounting Standards Board of the Institute of Chartered Accountants of Canada has concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005         23

CONSOLIDATED BALANCE SHEETS

The following is a reconciliation of the Company's consolidated balance sheets reflecting the impact of the adoption of AcG-15.

                                                             AS PREVIOUSLY  EFFECT OF THE ADOPTION     AS
AS AT AUGUST 31, 2004                                          REPORTED           OF AcG-15(1)       REVISED
----------------------------------------------------------   -------------  ----------------------  ---------
ASSETS
CURRENT ASSETS
Cash                                                              81,092             16,179            97,271
Accounts receivable                                              361,978            126,440           488,418
Distributions receivable from TEN Group                           36,567            (36,567)                -
Inventory                                                         13,449                  -            13,449
Investment in film and television programs                        71,601            122,498           194,099
Future income taxes                                                6,166                  -             6,166
Other assets                                                      18,853              3,721            22,574
Assets of discontinued operations                                 89,094                  -            89,094
                                                               ---------            -------         ---------
                                                                 678,800            232,271           911,071

Investment in TEN Group                                           39,929            (39,929)                -
Other investments                                                 17,393              9,437            26,830
Investment in film and television programs                        33,467              1,690            35,157
Property, plant and equipment                                    631,720             76,591           708,311
Future income taxes                                                    -              5,580             5,580
Other assets                                                     140,211              3,930           144,141
Intangible assets                                                928,787            253,358         1,182,145
Goodwill                                                       2,373,442             91,806         2,465,248
Assets of discontinued operations                                 38,376                  -            38,376
                                                               ---------            -------         ---------
                                                               4,882,125            634,734         5,516,859
                                                               =========            =======         =========

LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                  67,233             91,228           158,461
Accrued liabilities                                              199,143             41,359           240,502
Income taxes payable                                              17,697              9,722            27,419
Film and television program accounts payable                      27,966             37,304            65,270
Deferred revenue                                                  31,959              2,259            34,218
Future income taxes                                                6,072                  -             6,072
Current portion of long term debt                                 31,712              1,492            33,204
Liabilities of discontinued operations                            69,716                  -            69,716
                                                               ---------            -------         ---------
                                                                 451,498            183,364           634,862
Long term debt and related foreign currency swap liability     2,840,591            360,460         3,201,051
Interest rate and foreign currency swap liability                120,341                  -           120,341
Other accrued liabilities                                        131,360             33,089           164,449
Future income taxes                                              140,460             (1,180)          139,280
Minority interests                                                16,142             61,314            77,456
                                                               ---------            -------         ---------
                                                               3,700,392            637,047         4,337,439
                                                               ---------            -------         ---------
SHAREHOLDERS' EQUITY
Capital stock                                                    848,628                  -           848,628
Contributed surplus                                                4,612                  -             4,612
Retained earnings                                                342,314             (2,313)          340,001
Cumulative foreign currency translation adjustments              (13,821)                 -           (13,821)
                                                               ---------            -------         ---------
                                                               1,181,733             (2,313)        1,179,420
                                                               ---------            -------         ---------
                                                               4,882,125            634,734         5,516,859
                                                               =========            =======         =========

(1) The exclusion of the entity from the consolidation had the following effect on the consolidated balance sheet as at August 31, 2004: decreased cash by $444, decreased accounts receivable by $11, decreased other investments by $5,367, decreased other assets by $10, decreased accounts payable by $2,339, decreased future tax liability by $1,180 and decreased retained earnings by $2,313. The remainder of the effect was the result of consolidating TEN Group.

      The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS  AS AT AUGUST 31, 2004
------------------------------------------------  ---------------------
                                                  CURRENT     LONG TERM
                                                  -------     ---------
Broadcast rights                                  122,003       1,690
Other                                                 495           -
                                                  -------       -----
                                                  122,498       1,690
                                                  =======       =====

PROPERTY, PLANT AND EQUIPMENT              AS AT AUGUST 31, 2004
-----------------------------    -----------------------------------------
                                  COST    ACCUMULATED AMORTIZATION   NET
                                 -------  ------------------------  ------
Land                               4,834                 -           4,834
Buildings                          9,065            (2,105)          6,960
Leasehold improvements             4,931              (935)          3,996
Plant and equipment              173,074          (114,057)         59,017
Plant and equipment under lease    6,351            (4,567)          1,784
                                 -------          --------          ------
                                 198,255          (121,664)         76,591
                                 =======          ========          ======

INTANGIBLE ASSETS               AS AT AUGUST 31, 2004
-----------------     ------------------------------------------
                       COST    ACCUMULATED AMORTIZATION    NET
                      -------  ------------------------  -------
Finite Life:
  Site licences        27,485           2,445             25,040
Indefinite Life:
  Broadcast licences  228,318               -            228,318
                      -------           -----            -------
                      255,803           2,445            253,358
                      =======           =====            =======

Site licences represent outdoor site leases. These licences are amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

GOODWILL

As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment, and $38 million relates to the Australia Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

LONG TERM DEBT                    AS AT AUGUST 31, 2004
--------------------------------  ---------------------
Unsecured Bank Loan(1)                    163,048
Senior unsecured notes(2)                 164,585
Other                                       3,169
                                          -------
                                          330,802
Effect of foreign currency swap            31,150
                                          -------
Total long term debt                      361,952
Less portion due within one year            1,492
                                          -------
Long term portion                         360,460
                                          =======

(1) Credit facility provides for a maximum of $652 million (A$700 million) in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

(2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

COMMITMENTS

As at August 31, 2004 the TEN Group had the following commitments:

YEAR ENDED AUGUST 31   2005    2006    2007    2008    2009   THEREAFTER
--------------------   ----    ----    ----    ----    ----   ----------
Capital expenditures   2,735     464       -       -       -         -
Program expenditures  57,773  28,391  40,205  16,528   6,947         -
Leases                35,254  28,649  22,341  15,174   7,042    39,108
                      ------  ------  ------  ------  ------    ------
Total                 95,762  57,504  62,546  31,702  13,989    39,108
                      ======  ======  ======  ======  ======    ======

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005         25

2.    ACQUISITIONS

      In September 2004, TEN Group acquired the remaining 50% interest in Eye Shop not already owned for cash consideration of $12.5 million (A$13.4 million). The company's principal activity is the sale of advertising space in shopping centres. A summary of the fair value of assets acquired follows:

Current assets                                      4,059
Property, plant and equipment                       5,071
Goodwill                                            8,152
                                                   ------
Total assets                                       17,282
                                                   ------
Current liabilities                                 1,223
                                                   ------
Total liabilities                                   1,223
                                                   ------
                                                   16,059
                                                   ======

Consideration:
Cash                                               12,493
Carrying value of Eye Shop at date of acquisition   3,566
                                                   ------
                                                   16,059
                                                   ======

      This purchase equation is preliminary and may be adjusted.

3.    RESTRUCTURING ACCRUALS

      For the nine months ended May 31, 2005, expenditures charged to the restructuring accruals were $2.7 million. The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                    LEASE/CONTRACT
                         SEVERANCE    TERMINATION   INTEGRATION  OTHER  TOTAL
                         ---------  --------------  -----------  -----  ------
Balance August 31, 2004    5,018          159           250       999    6,426
Expenditures              (2,603)        (143)            -         -   (2,746)
                          ------         ----           ---       ---   ------
Balance May 31, 2005       2,415           16           250       999    3,680
                          ======         ====           ===       ===   ======

4.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                                FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                                --------------------------  -----------------------------
                                                                              MAY 31,                       MAY 31,
                                                                MAY 31,        2004           MAY 31,        2004
                                                                 2005     Revised (note 1)     2005      Revised (note 1)
                                                                -------   ----------------  -----------  ----------------
Income taxes at combined Canadian statutory rate of 35.20%
  (2004 - 35.59%)                                                34,603         33,338       89,488           87,711
Non-taxable portion of capital (gains) and losses                   861              -        2,461                -
Effect of valuation allowance on future tax assets                    -              -        1,527            4,013
Effect of foreign income tax rates differing from Canadian
  income tax rates                                               (1,632)       (10,112)     (13,089)         (34,036)
Tax costs of exchange note offer                                      -              -        5,697                -
Change in expected future tax rates                                   -              -       (4,338)               -
Large corporations tax                                              701            800        2,141            2,400
Effect of change in tax rates                                         -              -            -            4,246
Effect of resolved uncertain tax positions and tax disputes           -              -       (4,899)          (7,000)
Non-deductible expenses and withholding taxes                       354          1,221        1,692            4,810
Prior period temporary differences not previously tax effected        -              -       (6,989)(1)            -
Utilization of loss carry forwards not previously tax effected        -         (4,942)           -          (12,328)
Change in Australian tax consolidation legislation              (17,710)             -      (17,710)               -
Other                                                               950         (1,015)      (1,795)          (2,630)
                                                                -------        -------      -------          -------
Provision for income taxes                                       18,127         19,290       54,186           47,186
                                                                =======        =======      =======          =======

(1) The provision for income taxes for the nine months ended May 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments have been included in the current year's earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the nine months ended May 31, 2005, by $0.04 per share.

5.    LONG TERM DEBT

                                                                                    AS AT AUGUST 31,
                                                                     AS AT MAY 31,       2004
                                                                         2005       Revised (note 1)
                                                                     -------------  ----------------
Senior Secured Credit facility                                           537,548          665,011
Senior unsecured notes                                                   251,040          263,340
Senior subordinated notes                                                581,023          608,373
Senior subordinated notes - exchange offer (1)                           989,086                -
Bank loan Australian $170,000 (Aug. 31, 2004 - Australian $175,000)      161,313          163,048
Senior unsecured notes US$125,000 (Aug. 31, 2004 - US$125,000)           156,376          164,585
Term and demand loan (Euro)  8,818 (Aug. 31, 2004 - (Euro) 13,678)        13,623           21,943
Term bank loan NZ$198,000 (Aug. 31, 2004 - NZ$200,000)                   174,933          173,120
Junior subordinated notes                                                      -          881,116
Other                                                                     16,813           18,592
                                                                       ---------        ---------
                                                                       2,881,755        2,959,128
Effect of foreign currency swaps                                         286,366          275,127
                                                                       ---------        ---------
Long term debt                                                         3,168,121        3,234,255
Less portion due within one year                                         (22,285)         (33,204)
                                                                       ---------        ---------
Long term portion                                                      3,145,836        3,201,051
                                                                       =========        =========

      Except for the change noted in (1), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2004 consolidated financial statements.

(1) On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes. Also on November 18, 2004, 3815668 Canada Inc., a wholly-owned subsidiary of the Company and the issuer of the above-mentioned notes, amalgamated with CanWest Media Inc., which is also a wholly-owned subsidiary of the Company.

      The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

      The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

      Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability. There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million in the nine months ended May 31, 2005 (2004 - $28.0 million), $36.6 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005         27

6.    INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains and losses.

                             FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                             --------------------------  --------------------------
                             MAY 31, 2005  MAY 31, 2004  MAY 31, 2005  MAY 31, 2004
                             ------------  ------------  ------------  ------------
Gain on sale of investments        -              -          2,171           -
Dilution gain - TEN Group          -            172            733       1,873
Other                            285            182         (2,673)     (4,333)
                                 ---            ---         ------      ------
                                 285            354            231      (2,460)
                                 ===            ===         ======      ======

7. DISCONTINUED OPERATIONS Following a period of poor financial performance and continued weakness in international demand for its films and television programs, the Company commenced a process to sell its Fireworks Entertainment Division. As a result, the results of operations of Fireworks were classified as earnings (losses) from discontinued operations in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities held for sale. Prior to the classification as a discontinued operation, these results were reported within the Canadian Entertainment segment. On April 29, 2005, a subsidiary of the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. This transaction excludes certain film and television program rights which the Company intends to dispose by sale as well as certain receivables and payables which will be settled by the company.

The loss from discontinued operations of Fireworks are summarized as follows:

                                                                 FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                                 --------------------------  -------------------------
                                                                  MAY 31,           MAY 31,   MAY 31,         MAY 31,
                                                                   2005              2004      2005            2004
Revenue                                                             8,809            28,064    46,026          93,864
                                                                 ========           =======  ========        ========

Earnings (loss) from discontinued operations before tax expense    (5,958)            2,174    (5,180)       (209,527)
Income tax expense                                                    147               312     1,002             449
                                                                 --------           -------  --------        --------
Earnings (loss) from discontinued operations                       (6,105)            1,862    (6,182)       (209,976)
                                                                 ========           =======  ========        ========

Earnings (loss) from discontinued operations per share:
Basic                                                            ($  0.03)          $  0.01  ($  0.03)       ($  1.19)
Diluted                                                          ($  0.03)          $  0.01  ($  0.03)       ($  1.19)
                                                                 --------           -------  --------        --------

The carrying value of the net assets related to be sold is as follows:

                                            AS AT MAY 31, 2005  AS AT AUGUST 31, 2004
                                            ------------------  ---------------------
Receivables                                        38,659             85,269
Investment in film and television programs         13,521                  -
Other current assets                                  316              3,825
                                                  -------            -------
Total current assets                               52,496             89,094
                                                  -------            -------
Investment in film and television programs          1,587             37,971
Other assets                                            -                405
                                                  -------            -------
Total non current assets                            1,587             38,376
                                                  -------            -------
Debt (1)                                           (4,250)           (23,571)
Other current liabilities                         (14,712)           (46,145)
                                                  -------            -------
Total current liabilities                         (18,962)           (69,716)
                                                  -------            -------
Net assets                                         35,121             57,754
                                                  =======            =======

(1) This included a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. This loan was fully repaid and effective December 21, 2004, the facility has been terminated.

8.    EARNINGS PER SHARE

      The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share.

                                                               FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                               --------------------------  -------------------------
                                                                 MAY 31,        MAY 31,      MAY 31,       MAY 31,
                                                                  2005           2004         2005          2004
                                                               -----------    -----------  -----------   -----------
Basic weighted average shares outstanding during the period    177,333,133    177,275,947  177,307,400   177,222,140
Dilutive effect of options                                         483,673        160,171      331,925       173,411
                                                               -----------    -----------  -----------   -----------
Diluted weighted average shares outstanding during the period  177,816,806    177,436,118  177,639,325   177,395,551
                                                               ===========    ===========  ===========   ===========
Options outstanding that would have been anti-dilutive             691,412      1,940,571      977,303     1,860,889
                                                               ===========    ===========  ===========   ===========

9.    STOCK BASED COMPENSATION

      The Company adopted the fair value method of accounting for stock based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus for the nine months ended May 31, 2005, of $2.4 million (2004 - $0.8 million). The fair value of the options granted during the nine months ended May 31, 2005, was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 - nil), an expected volatility of 42% (2004 - 52%), risk free interest rates of 4.2% (2004 - 4.5% to 4.9%) and an expected life of 7 years (2004 - 7 to 9 years).

            The total fair value of 1,177,500 stock options (2004 - 510,500) that were granted by the Company during the nine months ended May 31, 2005, was $6.4 million (2004 - $3.9 million), a weighted average fair value per option of $5.43 (2004 - $7.64). During the first nine months, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the nine months ended May 31, 2005, the Company recorded compensation expense of $0.4 million related to these shares.

            The following are proforma results reflecting the fair value based method of accounting for stock based compensation for options issued prior to September 1, 2003.

            The proforma cost of share compensation expense for the three and nine months ended May 31, 2005, would be $0.3 million and $0.9 million respectively (2004 - $0.4 million and $1.2 million). A value of $1.9 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the three months ended May 31, 2005, would be $58.5 million, $0.33 and $0.33 respectively (2004 - $52.1 million, $0.29, and $0.29), and nine months ended May 31, 2005, would be $121.6 million, $0.69 and $0.68 respectively (2004 - $133.3 million, $0.75, and $0.75). The resulting proforma net earnings (loss), basic and diluted earnings per share for the three months ended May 31, 2005, would be $52.4 million, $0.30 and $0.29 respectively (2004 - $53.9 million, $0.30, and $0.30), and nine months ended May 31, 2005, would be $115.4 million, $0.65 and $0.65 respectively (2004 - ($76.6) million, ($0.43) and ($0.43)).

            The Company's proforma disclosure does not apply to awards prior to 1996.

10.   RELATED PARTY TRANSACTIONS

      Senior subordinated notes held by CanWest Communications Corporation, the Company's parent, totaled $52.6 million (US$41.9 million) at May 31, 2005 (August 31, 2004 - $55.0 million (US$41.9 million)). This debt matures on May 15, 2011 and bears interest at 10.625%. For the nine months ended May 31, 2005, interest expense related to this debt totaled $4.5 million (2004
      - $4.7 million).

            An affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. For the nine months ended May 31, 2005, rent paid to this company amounted to $0.8 million (2004 - $0.8 million).

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005         29

11.   EMPLOYEE BENEFIT PLANS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for our plans is June 30 of each year. Information regarding the components of net periodic benefit cost for our defined benefit plans is presented below:

                                                       POST RETIREMENT                      POST RETIREMENT
                                    PENSION BENEFITS      BENEFITS      PENSION BENEFITS        BENEFITS
                                    ----------------  ----------------  ------------------  ----------------
                                         FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                    ----------------------------------  ------------------------------------
                                    MAY 31,  MAY 31,  MAY 31,  MAY 31,   MAY 31,   MAY 31,  MAY 31,  MAY 31,
                                     2005     2004     2005     2004      2005      2004     2005     2004
                                    -------  -------  -------  -------  --------  --------  -------  -------
Current service cost                 4,443    4,254     333       315    13,329    12,760      998      945
Employee contributions              (1,540)  (1,515)      -         -    (4,620)   (4,544)       -        -
Accrued interest on benefits         6,108    5,610     587       583    18,323    16,829    1,760    1,750
Expected return on plan assets      (5,056)  (4,585)      -         -   (15,167)  (13,754)       -        -
Amortization of transitional
  obligation                           148      147       -         -       443       442        -        -
Amortization of past service costs     301      301      34        76       904       904      102      229
Amortization of net actuarial loss
  (gain)                               757      839     (14)       34     2,271     2,517      (41)     102
Changes in valuation allowance         (18)     (21)      -         -       (53)      (63)       -        -
                                     -----    -----     ---     -----    ------    ------    -----    -----
Total pension and post retirement
  benefit expense                    5,143    5,030     940     1,008    15,430    15,091    2,819    3,026
                                     =====    =====     ===     =====    ======    ======    =====    =====

12.   CONTINGENCIES

      (a) On December 17, 2003, the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. The Company has also requested arbitration related to a further $83.2 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership. Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome of this arbitration is not determinable.

      (b) The Company entered into a Management Services Agreement with The Ravelston Corporation Limited ("Ravelston"). The agreement provided for annual payments of $6.0 million. Under the terms of the agreement, either party may terminate the agreement upon six months notice. In the event of termination by Ravelston, a fee in the amount of $22.5 million is payable. The agreement also provides that either party may terminate the agreement upon notice to the other party if the other party, among other things, ceases to carry on business or is insolvent. No payment is required by CanWest where the agreement is terminated by CanWest pursuant to the provisions related to insolvency.

            In May 2005 Ravelston provided notice to terminate in six months, immediately prior to filing under the Canada Creditors' Arrangement Act ("CCAA"). The Company, prior to Ravelston's CCAA filing, provided notice of immediate termination of the agreement on the basis of Ravelston's insolvency. However, the court has imposed a stay of proceedings such that the termination of the agreement by CanWest has been stayed by the CCAA Order.

            The outcome of the issues raised by the termination of the agreement by CanWest and the delivery of the notice of termination by Ravelston cannot be determined at this time. Should the Company not be successful in its termination of the agreement, the Company would be required to make an additional payment of $25.5 million to Ravelston.

      (c) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (d) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

13.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. The 2004 results have been restated to reflect the consolidation of TEN Group in accordance with AcG-15 (see note 1). Segmented information in Canadian dollars is as follows:

                                                        SEGMENT                                   SEGMENT
                                     REVENUE        OPERATING PROFIT        REVENUE(1)        OPERATING PROFIT
                                -----------------  -----------------   --------------------  -------------------
                                     FOR THE THREE MONTHS ENDED                 FOR THE NINE MONTHS ENDED
                                ------------------------------------   -----------------------------------------
                                MAY 31,   MAY 31,  MAY 31,   MAY 31,    MAY 31,    MAY 31,    MAY 31,    MAY 31,
                                 2005     2004      2005       2004      2005       2004       2005       2004
                                         Revised             Revised               Revised               Revised
                                         (note 1)            (note 1)              (note 1)              (note 1)
                                -------  --------  -------   -------   ---------  ---------  ---------   --------
Publishing and Online - Canada  323,383   311,419   74,956    74,269     938,609    912,822    215,256   213,995
                                -------   -------  -------   -------   ---------  ---------  ---------   -------
Television
Canada                          200,696   207,483   56,849    61,322     564,695    559,712    138,012   147,450
Australia-Network TEN           194,452   188,766   52,929    55,491     595,876    545,832    231,894   197,628
New Zealand                      30,948    26,610    6,023     4,748      89,803     78,554     22,819    17,661
Ireland                          10,386     9,423    4,288     2,993      30,168     27,042     11,542     8,879
                                -------   -------  -------   -------   ---------  ---------  ---------   -------
Total television                436,482   432,282  120,089   124,554   1,280,542  1,211,140    404,267   371,618
Radio - New Zealand              23,054    20,833    5,120     5,927      71,229     65,299     21,115    20,944
Outdoor - Australia              26,803    19,407    5,327     3,737      80,625     57,149     18,024    10,361
Corporate and other                   -         -   (7,878)   (6,120)          -          -    (22,747)  (20,657)
                                -------   -------  -------   -------   ---------  ---------  ---------   -------
Total operating segments        809,722   783,941  197,614   202,367   2,371,005  2,246,410    635,915   596,261
                                =======   =======  =======   =======   =========  =========  =========   =======

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues in the nine months ended May 31, 2005:
      Canadian Television - $0.7 million (2004 - $0.7 million), Publishing and Online - Canada - $0.6 million (2004 - nil).

The following table reconciles segment operating profit to net earnings (loss):

                                                          FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                        ------------------------------  ------------------------------
                                                        MAY 31, 2005     MAY 31, 2004   MAY 31, 2005     MAY 31, 2004
                                                                      Revised (note 1)                Revised (note 1)
                                                        ------------  ----------------  ------------  ----------------
Segment operating profit                                  197,614          202,367         635,915        596,261
Amortization of intangibles                                 4,988            4,552          14,885         13,640
Amortization of property, plant and equipment              23,623           24,088          68,628         69,786
Other amortization                                          1,291            1,281           3,788          3,670
                                                          -------          -------         -------        -------
Operating income                                          167,712          172,446         548,614        509,165
Interest expense                                          (59,003)         (85,341)       (193,337)      (258,843)
Interest income                                               725              291           2,210          6,242
Amortization of deferred financing costs                   (3,093)          (2,043)         (8,414)        (6,060)
Interest rate and foreign currency swap gains (losses)    (12,584)           7,004         (79,790)        (9,099)
Foreign exchange gains (losses)                             4,263           (1,360)         28,706          3,766
Investment gains, losses and write-downs                      285              354             231         (2,460)
Loss on debt extinguishment                                     -                -         (43,992)             -
Dividend income                                                 -            2,323               -          3,738
                                                          -------          -------         -------        -------
                                                           98,305           93,674         254,228        246,449
Provision for income taxes                                 18,127           19,290          54,186         47,186
                                                          -------          -------         -------        -------
Earnings before the following                              80,178           74,384         200,042        199,263
Minority interests                                        (22,251)         (16,691)        (78,626)       (62,290)
Interest in earnings (loss) of equity accounted
  affiliates                                                  504             (207)          1,551           (556)
Realized currency translation adjustments                     392           (5,011)           (456)        (1,885)
                                                          -------          -------         -------        -------
Net earnings from continuing operations                    58,823           52,475         122,511        134,532
Earnings (loss) from discontinued operations               (6,105)           1,862          (6,182)      (209,976)
                                                          -------          -------         -------        -------
Net earnings (loss) for the period                         52,718           54,337         116,329        (75,444)
                                                          =======          =======         =======        =======

INTERIM REPORT TO SHAREHOLDERS FOR THE NINE MONTHS ENDED MAY 31, 2005         31

                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                            CORPORATE OFFICES
                                            3100 CanWest Global Place
                                            201 Portage Avenue
                                            Winnipeg, Manitoba
                                            Canada R3B 3L7
                                            Telephone: (204) 956-2025
                                            Fax: (204) 947-9841
                                            www.canwestglobal.com